Frontegra Funds, Inc.
                                   Form N-SAR
                               File No. 811-07685
                    For the Annual Period Ended June 30, 2003


Sub-Item 77C:  Submission of matters to a vote of security holders
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At a Special Meeting of the  Shareholders  of the Frontegra  Growth Fund held on
April 30, 2003, shareholders of the Fund approved a new sub-advisory agreement between Frontegra Asset Management, Inc. and Northern Capital Management, LLC with respect to the Fund in connection with the purchase of a controlling interest in Northern by MDF Partners LLC from Northern's previous majority owner, Old Mutual (US) Holdings Inc.

The results of the shareholder vote were as follows (no shares represented broker non-votes):

For               Against           Abstain
---               -------           -------
1,054,750         1,623             0